Exhibit 99.1

Ballard & HDF Energy Announce World's First Multi-Megawatt Scale Baseload Hydrogen Power Plant

VANCOUVER, BC and BORDEAUX, France, Oct. 7, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that its partner, Hydrogene de France ("HDF Energy"; EURONEXT: HDF; www.hdf-energy.com), an Independent Power Producer dedicated to renewable power generation, commenced construction of the CEOG Renewstable® Power Plant ("CEOG") in French Guiana. CEOG is the world's first multi-megawatt, baseload hydrogen power plant, and the largest green hydrogen storage of intermittent renewable electricity sources. Also, CEOG is the first order for a new generation of megawatt power fuel cell systems dedicated to stationary applications, which will be mass produced in the HDF facility in Bordeaux.

This project is part of a multi-staged development agreement between Ballard and HDF, as initially announced in December 2019 by Ballard. CEOG is the first commercial project for HDF under this agreement. This is an important proof point for the use of hydrogen storage and electrical regeneration combined with renewable energy. The $200 million French Guiana CEOG project will combine a solar park, long-term hydrogen and short-term battery storage and fuel cells specified by HDF, based on Ballard's ClearGen® architecture.

The Renewstable® power plant, designed and developed by HDF, will supply a 100% renewable, stable and dispatchable power to the equivalent of 10,000 households at a lower cost than a diesel power plant, but without emitting any greenhouse gas, fine particle emissions, noise or fumes.

"CEOG demonstrates that HDF Renewstable® solution addresses a very large market, being all grids that are currently powered by fossil fuel power plants," said Damien Havard, CEO of HDF Energy. "By supplying non-intermittent renewable energy, CEOG – which we are working to replicate across the world – opens a new era for renewable energies."

Rob Campbell, Ballard's Chief Commercial Officer, said, "Ballard's leading Proton Exchange Membrane fuel cell technology is well-suited for utility power systems such as this, which require proven reliability, dependability and operating performance in heavy-duty applications." Mr. Campbell continued, "Our stacks are expected to offer cost effective scaling of energy storage and electricity regeneration, are optimal for daily cycling of operations, and are completely zero emissions in this case due to the use of upstream renewable energy."

HDF and Ballard anticipates the two 1.5 MW fuel cell systems, to be delivered by mid-2023. The systems will utilize Ballard's core FCgen®-LCS stack technology.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Forward-looking statements
This release contains forward-looking statements concerning the development and delivery of fuel cell products, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard--hdf-energy-announce-worlds-first-multi-megawatt-scale-baseload-hydrogen-power-plant-301394990.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2021/07/c5231.html

%CIK: 0001453015

For further information: Kate Charlton - VP Investor Relations +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 07-OCT-21